Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	September 12, 2011
NYSE: SVM

SILVERCORP UPDATE ON PROGRESS TO IDENTIFY THE ANONYMOUS LETTER WRITER AND TO RESTORE ITS REPUTATION

VANCOUVER, British Columbia – September 12, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) welcomes the British Columbia Securities Commission (BCSC) taking quick and decisive actions to investigate the allegations against the Company in an anonymous letter dated August 29, 2011 (refuted by the Company’s in its September 2, 2011 news release), and in particular the BCSC’s efforts to discover the anonymous letter writer’s identity.

The BCSC, in a departure from their usual policy of keeping investigations confidential, announced on Friday that in order to conduct a balanced and thorough review it is publicly asking the author of the anonymous letter to come forward. The BCSC is examining both the nature of the complaint and the allegations contained in the letter. The BCSC is also asking anyone else who may have information related to the allegations or the identity of the author to contact Michael Pesunti of the BCSC Enforcement division at 1-800-373-6393 or 604-899-6500.

“We see this as an important first step towards mitigating the damage done to Silvercorp’s reputation,” commented Dr. Rui Feng, Silvercorp’s Chief Executive Officer. “We are cooperating fully with the BCSC and other regulatory and law enforcement agencies so that truth can be restored, Silvercorp’s reputation can be cleansed, and those involved in this manipulative scheme are held accountable.”

In accordance with good corporate governance practices, as announced in the September 2, 2011 news release, the Company has established a task force of independent directors consisting of Dr. Robert Gayton, Ph.D. in Accounting, Paul Simpson, LL,B. and Earl Drake, Canada’s former ambassador to China (the “Independent Committee”). The Independent Committee’s mandate has been to work with regulatory authorities to investigate and discover the identity of the party behind these allegations. The Independent Committee, as is its standard duty even in the face of an anonymous and apparently baseless allegation, is taking such appropriate additional steps and independent confirmations as they determine necessary to restore the market’s confidence,

To date the Independent Committee has sought the assistance of various regulatory and law enforcement authorities including the British Columbia Securities Commission, the U.S. Securities and Exchange Commission (“SEC”), and the Royal Canadian Mounted Police Integrated Market Enforcement Team (“RCMP”). In addition to the BCSC, the SEC and RCMP have opened files and are carrying out their own investigation into this apparent fraud AGAINST the Company, through the manipulation of its market.

Repurchase Program Update

Pursuant to its normal course issuer bid (“NCIB”) announced on June 17, 2011, Silvercorp has acquired a total of 2,318,012 of its common shares at an average price of CDN$8.12. Under the NCIB the Company intends to acquire up to 10 million common shares. All common shares purchased under the NCIB will be cancelled.

Investor Relations Update

Silvercorp is participating in the following conferences during fall 2011:

  September 11-13 – Rodman & Renshaw, Global Investment Conference, New York

  September 18-21 – Denver Gold Forum

  October 20-21 – The Silver Summit, Spokane, Washington

  October 26-29 – New Orleans Investment Conference

  November 4-5 – Internationale Edelmetall & Rohstoffmesse, Munich, Germany

  November 27-28 – San Francisco Hard Assets Conference

Annual General Meeting

The Company’s annual general meeting is scheduled for 10:00 am PST on Friday, September 23, 2011 at the Malaspina Room located on the Concourse Level of the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia.

Investor Tour

The Company invites interested investors, analysts and media to visit Silvercorp’s Ying mine site on its investor trip commencing on September 25, 2011. Please also visit our website during the week of September 25th for up-to-date photos and guest commentary about the trip.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO &Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.